Exhibit 99.1

Q3 2026 Company Highlights

IMPROVEMENTS IN UNDERLING PERFORMANCE

Record quarterly and positive year-to-date free cash flow (partially driven by initial one-time contributions from the captive insurance dissolution). Record quarterly Cannabis Retail revenue and record gross margins in both Liquor and Cannabis Retail. Cannabis Operations remained challenged

ACCELERATE SHARE REPURCHASES

Continued share repurchases adding up to >23 million shares year-to-date, equivalent to ~9% of shares outstanding at the start of 2026, alongside recently announced potential $50 million substantial issuer bid (SIB)

STRATEGIC INVESTMENTS IN USA

Increased indirect equity and debt ownership in Parallel and funded investments in a new cultivation facility to enhance Parallel's cost structure; as we explore feasibility to transition to direct ownership and consolidation

Third Quarter Financial Results

7

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